# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: TransCode Therapeutics, Inc., CIK 0001829635
CUSIP: 89357L501
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 6 Liberty Square, #2382, Boston, Massachusetts (MA), 02109
Date of event which requires filing of this statement: 04/15/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001463928

## Reporting persons
- YA II PN, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 101,772; sole dispositive power 0; shared dispositive power 101,772; aggregate amount beneficially owned 101,772 (9.9% of the class)
  Comment: Pursuant to the Standby Equity Purchase Agreement entered into on April 6, 2026 (the "Purchase Agreement") between YA II PN, Ltd. ("YA II") and TransCode Therapeutics, Inc. (the "Issuer"), YA II purchased a convertible promissory note on April 15, 2026 (the "Convertible Note") which may be converted by YA II, from time to time, into shares of Common Stock, par value $0.0001 per share ("Common Stock"), and may acquire additional shares of Common Stock in accordance with the Purchase Agreement. YA II is prohibited from acquiring any shares of Common Stock pursuant to the Purchase Agreement or the Convertible Note which when aggregated with all other shares of Common Stock then owned by YA II and its affiliates, would result in the beneficial ownership by YA II and its affiliates to exceed 9.99% of the Common Stock outstanding.
  
  Calculation based on 1,018,740 shares of Common Stock, consisting of 916,968 shares of Common Stock outstanding as of April 3, 2026, plus an additional 101,772 shares of Common Stock that YA II may receive upon conversion of the Convertible Note.
- YA Global Investments II (U.S.), LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 101,772; sole dispositive power 0; shared dispositive power 101,772; aggregate amount beneficially owned 101,772 (9.9% of the class)
  Comment: Pursuant to the Purchase Agreement, YA II purchased Convertible Note which may be converted by YA II, from time to time, into shares of Common Stock and may acquire additional shares of Common Stock in accordance with the Purchase Agreement. YA II is prohibited from acquiring any share of Common Stock pursuant to the Purchase Agreement or the Convertible Note which when aggregated with all other shares of Common Stock then owned by YA II and its affiliates, would result in the beneficial ownership by YA II and its affiliates to exceed 9.99% of the Common Stock outstanding.
  
  Calculation based on 1,018,740 shares of Common Stock, consisting of 916,968 shares of Common Stock outstanding as of April 3, 2026, plus an additional 101,772 shares of Common Stock that YA II may receive upon conversion of the Convertible Note.
- Yorkville Advisors Global, LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 101,772; sole dispositive power 0; shared dispositive power 101,772; aggregate amount beneficially owned 101,772 (9.9% of the class)
  Comment: Pursuant to the Purchase Agreement, YA II purchased Convertible Note which may be converted by YA II, from time to time, into shares of Common Stock and may acquire additional shares of Common Stock in accordance with the Purchase Agreement. YA II is prohibited from acquiring any share of Common Stock pursuant to the Purchase Agreement or the Convertible Note which when aggregated with all other shares of Common Stock then owned by YA II and its affiliates, would result in the beneficial ownership by YA II and its affiliates to exceed 9.99% of the Common Stock outstanding.
  
  Calculation based on 1,018,740 shares of Common Stock, consisting of 916,968 shares of Common Stock outstanding as of April 3, 2026, plus an additional 101,772 shares of Common Stock that YA II may receive upon conversion of the Convertible Note.
- Yorkville Advisors Global II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 101,772; sole dispositive power 0; shared dispositive power 101,772; aggregate amount beneficially owned 101,772 (9.9% of the class)
  Comment: Pursuant to the Purchase Agreement, YA II purchased Convertible Note which may be converted by YA II, from time to time, into shares of Common Stock and may acquire additional shares of Common Stock in accordance with the Purchase Agreement. YA II is prohibited from acquiring any share of Common Stock pursuant to the Purchase Agreement or the Convertible Note which when aggregated with all other shares of Common Stock then owned by YA II and its affiliates, would result in the beneficial ownership by YA II and its affiliates to exceed 9.99% of the Common Stock outstanding.
  
  Calculation based on 1,018,740 shares of Common Stock, consisting of 916,968 shares of Common Stock outstanding as of April 3, 2026, plus an additional 101,772 shares of Common Stock that YA II may receive upon conversion of the Convertible Note.
- YAII GP, LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 101,772; sole dispositive power 0; shared dispositive power 101,772; aggregate amount beneficially owned 101,772 (9.9% of the class)
  Comment: Pursuant to the Purchase Agreement, YA II purchased Convertible Note which may be converted by YA II, from time to time, into shares of Common Stock and may acquire additional shares of Common Stock in accordance with the Purchase Agreement. YA II is prohibited from acquiring any share of Common Stock pursuant to the Purchase Agreement or the Convertible Note which when aggregated with all other shares of Common Stock then owned by YA II and its affiliates, would result in the beneficial ownership by YA II and its affiliates to exceed 9.99% of the Common Stock outstanding.
  
  Calculation based on 1,018,740 shares of Common Stock, consisting of 916,968 shares of Common Stock outstanding as of April 3, 2026, plus an additional 101,772 shares of Common Stock that YA II may receive upon conversion of the Convertible Note.
- YAII GP II, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 101,772; sole dispositive power 0; shared dispositive power 101,772; aggregate amount beneficially owned 101,772 (9.9% of the class)
  Comment: Pursuant to the Purchase Agreement, YA II purchased Convertible Note which may be converted by YA II, from time to time, into shares of Common Stock and may acquire additional shares of Common Stock in accordance with the Purchase Agreement. YA II is prohibited from acquiring any share of Common Stock pursuant to the Purchase Agreement or the Convertible Note which when aggregated with all other shares of Common Stock then owned by YA II and its affiliates, would result in the beneficial ownership by YA II and its affiliates to exceed 9.99% of the Common Stock outstanding.
  
  Calculation based on 1,018,740 shares of Common Stock, consisting of 916,968 shares of Common Stock outstanding as of April 3, 2026, plus an additional 101,772 shares of Common Stock that YA II may receive upon conversion of the Convertible Note.
- Mark Angelo: type of reporting person: other (OO); citizenship or place of organization: New Jersey (NJ); member of a group; sole voting power 0; shared voting power 101,772; sole dispositive power 0; shared dispositive power 101,772; aggregate amount beneficially owned 101,772 (9.9% of the class)
  Comment: Pursuant to the Purchase Agreement, YA II purchased Convertible Note which may be converted by YA II, from time to time, into shares of Common Stock and may acquire additional shares of Common Stock in accordance with the Purchase Agreement. YA II is prohibited from acquiring any share of Common Stock pursuant to the Purchase Agreement or the Convertible Note which when aggregated with all other shares of Common Stock then owned by YA II and its affiliates, would result in the beneficial ownership by YA II and its affiliates to exceed 9.99% of the Common Stock outstanding.
  
  Calculation based on 1,018,740 shares of Common Stock, consisting of 916,968 shares of Common Stock outstanding as of April 3, 2026, plus an additional 101,772 shares of Common Stock that YA II may receive upon conversion of the Convertible Note.
- SC-Sigma Global Partners, LP: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 101,772; sole dispositive power 0; shared dispositive power 101,772; aggregate amount beneficially owned 101,772 (9.9% of the class)
  Comment: Pursuant to the Purchase Agreement, YA II purchased Convertible Note which may be converted by YA II, from time to time, into shares of Common Stock and may acquire additional shares of Common Stock in accordance with the Purchase Agreement. YA II is prohibited from acquiring any share of Common Stock pursuant to the Purchase Agreement or the Convertible Note which when aggregated with all other shares of Common Stock then owned by YA II and its affiliates, would result in the beneficial ownership by YA II and its affiliates to exceed 9.99% of the Common Stock outstanding.
  
  Calculation based on 1,018,740 shares of Common Stock, consisting of 916,968 shares of Common Stock outstanding as of April 3, 2026, plus an additional 101,772 shares of Common Stock that YA II may receive upon conversion of the Convertible Note.

## Item 1. Issuer
Name of issuer: TransCode Therapeutics, Inc.
Address of issuer's principal executive offices: 6 Liberty Square, #2382 Boston, MA, 02109

## Item 2. Person Filing
Name of person filing: YA II PN, Ltd.
Address of principal business office or, if none, residence: 1012 Springfield Ave., Mountainside, NJ 07092
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: group (OO)

## Item 4. Ownership
Amount beneficially owned: 101,772
Percent of class: 9.9
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 101,772
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 101,772

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
YA II is beneficially owned by YA Global Investments II (U.S.), LP (the "YA Feeder"). Yorkville Advisors Global, LP (the "YA Advisor") is the investment manager to YA II. Yorkville Advisors Global II, LLC (the "YA Advisor GP") is the general partner to the YA Advisor. YAII GP, LP (the "YA GP") is the general partner to the YA Feeder. YAII GP II, LLC (the "Yorkville GP") is the general partner to the YA GP. Mark Angelo makes the investment decisions on behalf of YA II. Accordingly, each of YA II, YA Feeder, the YA Advisor, the YA Advisor GP, the YA GP, the Yorkville GP and Mark Angelo may be deemed affiliates and therefore may be deemed to beneficially own the same number of shares of Common Stock.

YAII GP, LP is the general partner of SC-Sigma Global Partners, LP ("SC-Sigma"), which is an investor in YA II. YAII GP II, LLC is the general partner of YAII GP, LP. The YA Advisor is the investment manager to SC-Sigma. Accordingly, SC-Sigma, the YA GP, the Yorkville GP, the YA Advisor, and Mark Angelo may be deemed affiliates and therefore may be deemed to beneficially own the same number of shares of Common Stock.

For purposes of this filing, each of the reporting persons is deemed an affiliate of each other reporting person.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- YA II PN, Ltd.: /s/ David Gonzalez, David Gonzalez, General Counsel (04/20/2026)
- YA Global Investments II (U.S.), LP: /s/ David Gonzalez, David Gonzalez, General Counsel (04/20/2026)
- Yorkville Advisors Global, LP: /s/ David Gonzalez, David Gonzalez, General Counsel (04/20/2026)
- Yorkville Advisors Global II, LLC: /s/ David Gonzalez, David Gonzalez, General Counsel (04/20/2026)
- YAII GP, LP: /s/ David Gonzalez, David Gonzalez, General Counsel (04/20/2026)
- YAII GP II, LLC: /s/ David Gonzalez, David Gonzalez, General Counsel (04/20/2026)
- Mark Angelo: /s/ Mark Angelo, Mark Angelo (04/20/2026)
- SC-Sigma Global Partners, LP: /s/ David Gonzalez, David Gonzalez, General Counsel (04/20/2026)